FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2006

Commission File No. 001-04226

KERZNER INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

Coral Towers, Paradise Island, The Bahamas
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b): _________

This Current Report on Form 6-K is incorporated by reference into (i) the Registration Statement on Form F-3/A filed on August 23, 2004, File No. 333-117110, (ii) the Registration Statement on Form F-3 filed on May 23, 2002, File No. 333-88854, (iii) Form S-8 filed on December 10, 2004, File No. 333-121164, (iv) Form S-8 filed on October 11, 2002, File No. 333-100522, (v) Form S-8 filed on December 7, 2000, File No. 333-51446 and (vi) Form S-8 filed on December 17, 1996, File No. 333-1540.

(A) Earnings Release

Kerzner International Limited ("Kerzner International") is hereby furnishing its second quarter 2006 earnings release, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

(B) Merger Litigation Update

On March 23, 2006, a purported class action complaint naming us and our board of directors as defendants was filed in the Superior Court of State of California, County of Los Angeles by Mr. Joseph Piechura, individually and on behalf of other shareholders of Kerzner International. The complaint alleges, among other things, that our board of directors breached their fiduciary duties of care, loyalty, candor and independence to our shareholders in connection with entry into the merger agreement with, inter alia, K-2 Holdco Limited. On August 23, 2006, the parties entered into a Settlement Agreement (attached hereto as Exhibit 99.2 and incorporated herein by reference) which is subject to court approval.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	August 24, 2006	KERZNER INTERNATIONAL LIMITED

		By:	/s/ Richard M. Levine
		Name:	Richard M. Levine
		Title:	Executive Vice President &
General Counsel

EXHIBIT LIST

Exhibit	Description

99.1	Q2 2006 Earnings Release
99.2	Settlement Agreement